John K. Baker
W. Christopher Barrier
Sherry P. Bartley
Steve Bauman
R. T. Beard, III
C. Douglas Buford, Jr.
Burnie Burner[1]
Frederick K. Campbell[2]
Michelle H. Cauley
Charles B. Cliett, Jr.[3]
Ken Cook
Elisabeth S. DeLargy[4]
Doak Foster[2]
Byron Freeland
Allan Gates[2]
Kathlyn Graves
Harold W. Hamlin
Jeffrey W. Hatfield
L. Kyle Heffley
Donald H. Henry

M. Samuel Jones III
John Alan Lewis
Walter E. May
Lance R. Miller
Stuart P. Miller
T. Ark Monroe, III[2]
Marshall S. Ney
Anne S. Parker
Larry Parks[1]
Lyn P. Pruitt
Christopher T. Rogers
Jeffrey L. Singleton
Derrick W. Smith[2]
Stan D. Smith
Marcella J. Taylor
Jeffrey Thomas[2]
Nicholas Thompson[2]
William H.L. Woodyard, III, P.A.
Walter G. Wright, Jr.
Leigh Anne Yeargan
425 West Capitol Avenue, Suite 1800 Little Rock, Arkansas 72201-3525 Telephone 501-688-8800 Fax 501-688-8807
Trav Baxter
Courtney C. Crouch, III
[5]Jenny T. Garrett
Alex T. Gray
Regan P. Gruber
John K. Harriman
[6]Delena c. Hurst
Ben D. Jackson
Margaret A. Johnston
Tony Juneau
Cristina S. Monterrey
Valerie D. Nation
Jeffrey L. Spillyards
Zachary T. Steadman
[7]Jamie Metz Sweeney
Mary Catherine Wood
Counsel
[1]Richard W. Alexander
Robert C. Balfe
[8]Heather M. Bell
[9]Catherine M. Corless
Jeffrey H. Dixon
[10]Jill Grimsley Drewyor
[11]Anton L. Janik, Jr.
[12]Bruce McCandless III
Todd L. Newton
Jennifer R. Pierce
[13]Julie M. Pomerantz
[1]Kathy Y. Reyes
[14]Barry G. Skolnick
Shannon S. Smith

Of Counsel
Joseph W. Gelzine
[15]Hermann Ivester
2H. Maurice Mitchell
John S. Selig

Jean D. Stockburger
Richard A. Williams

Writer’s Direct Dial 501-688-8866 June 24, 2011	1 Only Admitted in Texas
2 Admitted in District of Columbia and Arkansas
3 Admitted in Arizona, Texas and Arkansas
4 Only Admitted in Tennessee and Texas
5 Admitted in Louisiana and Arkansas
6 Admitted in Texas, Colorado and Arkansas
7 Admitted In Florida, Virginia and Arkansas
8 Admitted in California and Arkansas
9 Only Admitted in Tennessee
10 Admitted in Oklahoma and Arkansas
11 Admitted in Colorado and Arkansas
12 Only Admitted in New York,
Washington, D.C. and Texas
13 Only Admitted in Georgia and Texas
14 Only Admitted in New York
15 Admitted in the U.S. Patent
and Trademark Office and Arkansas
All Others Admitted Only in Arkansas
Mr. John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File No. 000-51904
Dear Mr. Nolan:
     The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the staff’s comments contained in your letter to Mr. C. Randall Sims dated May 26, 2011. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.
Form 10-K for Fiscal Year Ended December 31, 2010
Allowance for Loan Losses, page 72
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. | Attorneys at Law
Little Rock•Rogers•Austin | MitchellWilliamsLaw.com

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

1.	We note your response to comment 10 from our letter dated July 29, 2010 and the revised disclosures provided on page 62 of your Form 10-Q for the period ended September 30, 2010 and page 73 of your Form 10-K for the period ended December 31, 2010. Specifically, please tell us in further detail and revise your future filings to clarify what would constitute an existing appraisal being outdated in addition to how you determine that significant market changes have occurred as either of these would require a new appraisal. Additionally, please tell us and revise your future filings to disclose the following:
•	The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
     Response: We do not consider an appraisal outdated simply due to the passage of time. However, if market or other conditions have deteriorated and we believe that the current market value of the property is not within 20% of the appraised value, we will consider the appraisal outdated and order a new appraisal for the impairment analysis. The recognition of any provision or related charge-off on a collateral dependent loan is either through annual credit analysis or, many times, when the relationship becomes delinquent. If the borrower is not current, we will update our credit and cash flow analysis to determine the borrower’s repayment ability. If we determine this ability does not exist and it appears that the collection of the entire principal and interest is not likely, then the loan could be placed on non-accrual status. In any case, loans are classified as non-accrual no later than 105 days past due. If the loan requires a quarterly impairment analysis, this analysis is completed in conjunction with the completion of the analysis of the adequacy of the allowance for loan and lease losses (“ALLL”). Any exposure identified through the impairment analysis is shown as a specific reserve on the individual impairment analysis tab of the ALLL worksheet. If it is determined that a new appraisal is required, it is ordered and will be taken into consideration during the next completion of the impairment analysis.
•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
     Response: Between the receipt of the original appraisal and the updated appraisal, we monitor the loan’s repayment history and subject the loan to examination by our internal loan review. If the loan is over $1.0 million, our policy requires an annual credit review. In addition, we update all financial information and calculate the global repayment ability of the borrower/guarantors.

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

•	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable; and
     Response: We have not charged off an amount less than what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. However, in estimating the net realizable value of the collateral, management may deem it appropriate to discount the appraisal based on the applicable circumstances. In such case, the amount charged off may result in loan principal outstanding being below fair value as presented in the appraisal.
•	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).
     Response: Loans partially charged-off are placed on non-accrual status until it is proven that the borrower’s repayment ability with respect to the remaining principal balance can be reasonably assured. This is usually established over a period of 6-12 months of timely payment performance.
     We will revise our disclosures under “Allowance for Loan Losses” in our future filings to include the information described above in response to Comment 1 as requested.
Charge-offs and Recoveries, page 73
2.	We note your disclosure revisions and response as a result of comments five, six, and seven of our letter dated February 28, 2011. We also note that you have not completely responded to our original comments. Specifically as it relates to your Arkansas relationship that resulted in a $23 million charge-off during the fourth quarter of 2010, please provide for us a detailed response for each current or previous loan to this borrower and/or relationship and providing the following:
•	The relevant origination information (amount, type of loan, date originated, collateral support, borrower guarantees, etc.) for all of the 21 loans outstanding at the time the Individual Borrower became a related party;

•	Subsequent performance each-of these loans (i.e. payment activity, loan-to-value statistics, etc.) and the procedures you performed to monitor each of these loans on a quarterly basis;

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

•	Whether there were any previous extensions of credit or modifications of original terms to any current or prior loans, as applicable. If so, please provide us with a detail of these loans and related terms, the underlying reasons for the extensions or modifications, past and current payment/performance history, in addition to any other information deemed necessary;

•	The procedures you performed to monitor this borrower and relationship to ensure that they would be able to repay all amounts due. In this regard and noting that the Individual Borrower was previously a related party, please provide us with additional background information related to this Individual Borrower during the prior two fiscal years ended December 31, 2010 that culminated in your decision in the fourth quarter of 2010 to record a $23 million charge-off of related to this borrower; and

•	We note that in the fourth quarter of 2010, you obtained reappraisals of collateral supporting the real estate loans to this borrower. Please provide us with a timeline of all previous appraisals obtained, the resulting valuations, and any other information necessary for a complete understanding.
Please ensure that your response will allow for a complete understanding of the totality of the current and previous loans to this borrower and relationship and will provide a time line of events that led to your decision to record $23 million in charge-offs during the fourth quarter of 2010 as opposed to a previous period.

Response: Please see the Supplemental Information provided pursuant to Rule 12b-4.
3.	We also note from your response to comments five, six, and seven from our letter dated February 28, 2011 that during December 2010 management was advised by counsel of a substantial change in circumstances regarding the collectability of pledged receivables of which you were previously unaware of that undermined the Individual Borrower’s position with respect to his entitlement to the requested fees. Other than your initial review of the Settlement Receivables schedule provided by this borrower at the time the loan was made and subsequent monthly discussions had with this borrower regarding the status of these cases, please tell us and explain in further detail if you performed any other procedures (i.e. legal opinion(s) by your outside counsel) to corroborate and substantiate the likelihood of these collections.

Response: Please see Exhibit B to the Supplemental Information provided pursuant to Rule 12b-4.

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

Non-GAAP Financial Measurements, page 85
4.	We note you present Diluted Cash Earnings Per Share as a non-GAAP measure. Please tell us how this measure complies with Question 102.05 of the SEC’s Compliance & Disclosure Interpretations (C&DI’s) and Accounting Series Release No. 142 as it appears to be a non-GAAP liquidity measure presented on a per share basis. Please remove this non-GAAP measure in all future filings or tell us why you believe it is not prohibited.
     Response: Because of our level of intangible assets and related amortization expenses, management believes the non-GAAP measure is useful in measuring the financial performance of the Company. Diluted Cash Earnings Per Share does not reflect a non-GAAP liquidity measure presented on a per share basis. Diluted Cash Earnings Per Share represents diluted earnings per share excluding intangible amortization. We will revise the title of this non-GAAP measurement to Diluted Earnings Per Share Excluding Intangible Amortization.
5.	As a related matter and to the extent you can support these Non-GAAP measures, please revise future filings to use a different title to more accurately describe Diluted Cash Earnings Per Share, Cash Return on Average Assets, and Cash Return on Average Tangible Equity. While these measures exclude intangible amortization, they include certain non-cash items that impact net income (provision for loan loss, depreciation, amortization of mortgage servicing rights, etc.).
     Response: We agree using the title “Cash” could be confusing to the reader of the financial statements. Thus, we will change the titles of the referenced non-GAAP measurements in future filings as follows:
•	“Diluted Cash Earnings Per Share” will be changed to “Diluted Earnings Per Share Excluding Intangible Amortization.”

•	“Cash Return on Average Assets” will be changed to “Return on Average Assets Excluding Intangible Amortization.”

•	“Cash Return on Average Tangible Equity” will be changed to “Return on Average Tangible Equity Excluding Intangible Amortization.”
Note 2. Business Acquisitions, page 105
6.	We note that during 2010 you participated in five FDIC assisted transactions. We also note disclosure on page 70 that all covered loans acquired in these transactions were deemed to be covered impaired loans. In order to further understand, please tell us and revise your footnotes in future filings to provide an expanded discussion of how you

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

applied ASC 310-30 to all of the loans acquired in each of your acquisitions in addition to addressing the following:
     Response: Certain loans acquired with deteriorated credit quality did not meet the scope of ASC 310-30 due to cash flows and prepayments not being able to be effectively estimated. The discounts on these loans are recognized using the effective interest method. These loans consisted primarily of revolving credit lines, credit cards and other open ended consumer loans. The balance of these loans is not material.
•	Separately identify your credit impaired purchased loans that were subject to ASC 310-30 from your non-credit impaired purchased loans that were not subject to ASC 310-30.
     Response: We determined it was not material to disclose the amount of credit impaired purchased loans that were not subject to ASC 310-30. This amount represented only approximately 3.8% of the total acquired loans on acquisition date.
•	We note disclosure on page 102 that the acquired loans were grouped into pools based on common risk characteristics. Please tell us the specific loan characteristics you identified which allowed you to segregate the acquired loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation. Identify whether performing and nonperforming loans were separately segregated.
     Response: Performing and non-performing acquired loans were separately segregated. During the acquisition period, the acquired loans were examined for performance and collateral. Loans were grouped based on performance and then further categorized by collateral. Loans are divided into performing and non-performing categories. The collateral groups we are currently using are as follows:
Commercial Real Estate Performing
Land Performing
Other Performing
Single Family Performing
All Non-Performing
Other Non-Performing
Single Family Non-Performing
In some acquisitions, due to the balances of a collateral category within the performing or non-performing group, we believe it is unnecessary to further break out the loan categories (pools) past the performance measure.

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

•	Tell us the amount of loans that were performing versus nonperforming as of the acquisition date for each loan category.
     Response: The balances of our loan categories (pools) before fair value adjustments at acquisition date for each acquisition are set forth below (in thousands).

Old Southern
Commercial Real Estate Performing	$117,763
Land Performing	59,197
Other Performing	34,159
Single Family Performing	17,652
All Non-Performing	44,395

Key West
Commercial Real Estate Performing	$16,183
Land Performing	2,153
Other Performing	1,118
Single Family Performing	40,750
All Non-Performing	5,052

Coastal-Bayside
Commercial Real Estate Performing	$32,602
Land Performing	96,387
Other Performing	23,656
Single Family Performing	80,735
Other Non-Performing	53,438
Single Family Non-Performing	30,390

Wakulla
Commercial Real Estate Performing	$66,352
Land Performing	36,173
Other Performing	34,306
Single Family Performing	68,246
All Non-Performing	339

Gulf State
Commercial Real Estate Performing	$18,756
Land Performing	13,804
Other Performing	2,218
Single Family Performing	19,171
All Non-Performing	17,077

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

•	Please tell us the specific information you reviewed in order to determine that you would not be able to collect all contractually required payments pursuant to ASC 310-30-05.
     Response: We reviewed all obtainable financial information, including loans files, appraisals, borrower financial information (such as global balance sheets, income statements, cash flows and rent rolls) and past payment history, and analyzed potential repayment ability to determine that we would not be able to collect all contractually required payments pursuant to ASC 310-30-05.
•	Discuss and quantify the impact of purchase price adjustments made in subsequent periods to the extent they are material as we note on page 106 that fair value estimates are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values become available.
     Response: No purchase price adjustments have been made subsequent to year end.
Note 4. Loans Receivable Not Covered by Loss Share and Allowance for Loan Losses, page 123
7.	We note your table detailing the activity in the allowance for possible loan losses by loan type on page 123. Due to the different credit risks and underlying collateral for your commercial real estate non-farm/non-residential as compared to your construction/land development loan portfolios, please revise this table in future filings to separately disclose these two classes of financing receivables within this table. Please provide us with your proposed disclosure as of March 31, 2011 and December 31, 2010.
     Response: We have noted your comment and will revise our future filings. As requested, please note below the proposed disclosure as of March 31, 2011 and December 31, 2010:
[Table follows on next page.]

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

	March 31, 2011
	Non-farm/	Construction/
	Non-	Land	Residential	Commercial	Consumer
	residential	Development	Real Estate	& Industrial	& Other	Unallocated	Total
	(In thousands)
Allowance for loan losses:
Beginning balance	$17,247	$12,002	$14,297	$6,357	$1,022	$2,423	$53,348
Loans charged off	(16)	(3)	(29)	(94)	(1,480)	—	(1,622)
Recoveries of loans previously charged off	90	2	230	157	136	—	615

Net loans recovered (charged off)	74	(1)	201	63	(1,344)	—	(1,007)
Provision for loan losses	208	(760)	(824)	305	2,254	67	1,250

Balance, March 31	$17,529	$11,241	$13,674	$6,725	$1,932	$2,490	$53,591

Period end amount allocated to:
Loans individually evaluated for impairment	$10,983	$7,199	$9,402	$3,378	$829	$—	$31,791
Loans collectively evaluated for impairment	6,546	4,042	4,272	3,347	1,103	2,490	21,800

Balance, March 31	$17,529	$11,241	$13,674	$6,725	$1,932	$2,490	$53,591

	December 31, 2010
	Non-farm/	Construction/
	Non-	Land	Residential	Commercial	Consumer
	residential	Development	Real Estate	& Industrial	& Other	Unallocated	Total
	(In thousands)
Allowance for loan losses:
Beginning balance	$13,568	$9,624	$11,348	$6,067	$1,984	$377	$42,968
Loans charged off	(16,705)	(10,274)	(10,731)	(24,227)	(2,516)	—	(64,453)
Recoveries of loans previously charged off	868	55	492	50	518	—	1,983

Net loans recovered (charged off)	(15,837)	(10,219)	(10,239)	(24,177)	(1,998)	—	(62,470)
Provision for loan losses	19,516	12,597	13,188	24,467	1,036	2,046	72,850

Balance, end of year	$17,247	$12,002	$14,297	$6,357	$1,022	$2,423	$53,348

Period end amount allocated to:
Loans individually evaluated for impairment	$9,912	$7,602	$9,843	$2,625	$438	$—	$30,420
Loans collectively evaluated for impairment	7,335	4,400	4,454	3,732	584	2,423	22,928

Balance, end of year	$17,247	$12,002	$14,297	$6,357	$1,022	$2,423	$53,348

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

8.	As a related matter, please also revise the table on page 123 in future filings to disclose both the balance of your allowance for possible loan losses and your recorded investment in financing receivables by impairment method (e.g., collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Response: We have noted your comment and will revise our future filings as requested.

9.	Please revise your aging analysis for your non-covered loan portfolio on page 124 in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Please refer to 310-10-55-9.

Response: We have noted your comment and will revise our future filings as requested.

10.	We note your disclosures on page 124 that as of December 31, 2010 and 2009 you had $57.3 million and $35.2 million, respectively, in restructured non-covered loans. We also note that most of these credits are where borrowers have continued to pay as agreed but negotiated a lower interest rate due to general economic pressures rather than credit specific pressures. Please revise your future filings to further disaggregate your non-[covered] restructured loans by loan type and concession granted as we note disclosure on page 68 that you may either reduce the monthly payment and/or interest rate for generally about three to twelve months.
        Response: We have noted your comment and will revise our future filings as requested, assuming the intended reference was to “non-covered restructured” loans (see brackets above).
11.	We note your disclosure on page 125 that interest recognized on non-covered impaired loans during the year ended December 31, 2010 was $4.5 million. Please revise your future filings to include this information in your table on page 125 disaggregated by class of financing receivable pursuant to ASC 310-10-50-15(c)(2) and ASC 310-10-55-10. Additionally, please also disclose the amount of interest income recognized using a cash-basis method, as applicable, pursuant to ASC 310-10-50-15(c)(3).

Response: We have noted your comment and will revise our future filings as requested.

12.	As a related matter, please also revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.
        Response: We have noted your comment and will revise our future filings as requested in the Financial Instruments footnote.

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

13.	We note the qualitative disclosures of your risk ratings as disclosed on page 126 but that you only provide qualitative disclosures related to your classified loans on page 127. Since you disclose that management tracks certain credit quality indicators such as the risk ratings of loans, please revise your future filings to include quantitative disclosures for all of your risk rated loans (i.e. Risk ratings 1-5) in your table on page 127. Please refer to ASC 310-10-50-29 and ASC 310-10-55-8. Please also provide us with your proposed disclosures as of March 31, 2011.
        Response: We have noted your comment and will revise our future filings. As requested, please note below the proposed disclosures as of March 31, 2011:

	March 31, 2011
	Risk Rated 6	Risk Rated 7	Risk Rated 8	Classified Total
	(In thousands)
Real estate:
Commercial real estate loans
Non-farm/non-residential	$25,593	$11	$—	$25,604
Construction/land development	11,691	—	—	11,691
Agricultural	973	—	—	973
Residential real estate loans
Residential 1-4 family	21,746	180	—	21,926
Multifamily residential	10,986	—	—	10,986

Total real estate	70,989	191	—	71,180
Consumer	2,747	18	—	2,765
Commercial and industrial	3,560	55	—	3,615
Agricultural and other	145	—	—	145

Total	$77,441	$264	$—	$77,705

	March 31, 2011
	Risk	Risk	Risk	Risk	Risk	Classified
	Rated 1	Rated 2	Rated 3	Rated 4	Rated 5	Total	Total
	(In thousands)
Real estate:
Commercial real estate loans
Non-farm/non-residential	$400	$20	$426,836	$291,857	$42,352	$25,604	$787,069
Construction/land development	14	—	77,691	245,744	16,564	11,691	351,704
Agricultural	—	—	18,675	5,820	292	973	25,760
Residential real estate loans
Residential 1-4 family	238	—	232,005	95,167	10,378	21,926	359,714
Multifamily residential	—	—	27,198	16,110	1,693	10,986	55,987

Total real estate	652	20	782,405	654,698	71,279	71,180	1,580,234
Consumer	8,579	1,181	20,562	9,824	1,206	2,765	44,117
Commercial and industrial	8,959	809	71,376	75,418	15,792	3,615	175,969
Agricultural and other	150	1,546	37,485	9,652	4	145	48,982

Total	$18,340	$3,556	$911,828	$749,592	$88,281	$77,705	$1,849,302

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

14.	We note your disclosure on page 127 that you have established minimum dollar amount thresholds for loan impairment testing. Please tell us and revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).
        Response: We have noted your comment and will revise our future filings to disclose that our policy requires that all loans over $250,000 that are rated 5 or worse are individually assessed for impairment on a quarterly basis.
15.	Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

Response: We have noted your comment and will revise our future filings as requested.
Note 5. Loans Receivable Covered by FDIC Loss Share, page 127
16.	We note disclosure of the aging analysis of your covered loan portfolio as of December 31, 2010 on page 128. Please note that this disclosure is not required for loans acquired with deteriorated credit quality pursuant to ASC 310-10-50-5A. As a result, please either remove this disclosure from your future filings or revise to further clarify your current disclosure. Specifically, consider disclosing how these acquired loans are determined to be current as compared to past due taken into consideration that these loans are accounted for on a pooled basis and considered to be performing, in addition to any other information necessary for a complete understanding.
        Response: We have noted your comment and will remove this disclosure in future filings.
Note 20. Financial Instruments, page 140
17.	We note your disclosure on page 140 that your non-covered impaired loans for which appraisals of underlying collateral are obtained are considered to be Level 3 valuations as compared to your foreclosed assets held for sale for which valuations are periodically performed by management are considered to be Level 2. Please tell us and revise your future filings to further explain why there are differing levels of fair values for each of these financial assets.
        Response: Our foreclosed asset measurements, which are periodically performed by management, are often derived from appraisals based on recent market transactions. However, in light of your comment, we have further considered the valuation levels and have concluded that the inputs used for these measurements more closely resemble those of impaired loans (level

Mr. John P. Nolan
United States Securities and Exchange Commission
June 24, 2011

3) than the majority of our available for sale securities (level 2). Thus, in future filings, measurements of foreclosed assets will be classified as level 3 inputs.
Acknowledgments
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.
	By	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.
CDB:cjw